UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)*

CHENIERE ENERGY PARTNERS LP

HOLDINGS, LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

I6411W108

(CUSIP Number)

Michael J. Wortley

700 Milam Street

Suite 1900

Houston, Texas 77002

(713) 375-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. I6411W108	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 206,924,283 Common Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 206,924,283 Common Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,924,283 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 89.3%[1]
14	TYPE OF REPORTING PERSON CO – corporation

[1]	The percentages relating to common shares reported herein are based on 231,700,000 common shares outstanding as of February 15, 2018, as reported in the Form 10-K filed with the Securities and Exchange Commission by the Issuer on February 21, 2018.

SCHEDULE 13D

CUSIP No. I6411W108	Page 3 of 5

Explanatory Note

This Amendment No. 9 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by Cheniere Energy, Inc. with the United States Securities and Exchange Commission on December 20, 2013, as amended by Amendment No. 1 to Schedule 13D filed on November 19, 2014, as amended and restated in its entirety by Amendment No. 2 to Schedule 13D filed on May 13, 2016, as amended by Amendment No. 3 to Schedule 13D filed on August 12, 2016, as amended by Amendment No. 4 to Schedule 13D filed on September 30, 2016, as amended by Amendment No. 5 to Schedule 13D filed on December 9, 2016, as amended by Amendment No. 6 to Schedule 13D filed on December 20, 2016, as amended by Amendment No. 7 to Schedule 13D filed on December 22, 2016, and as further amended by Amendment No. 8 to Schedule 13D filed on May 1, 2018 (collectively, the “Schedule 13D”).

Except as set forth herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraph:

On May 2, the Reporting Person acquired 3,436,428 Common Shares of the Issuer in a privately negotiated transaction with Adage Capital Partners LP (“Adage Capital”) pursuant to a share purchase and exchange agreement dated May 2, 2018 (the “Adage Capital SPA”). The Reporting Person agreed to purchase, and Adage Capital agreed to sell, 3,436,428 Common Shares of the Issuer in exchange for unregistered shares of Cheniere Stock at an exchange ratio of 0.4780 shares of Cheniere Stock for each Common Share of the Issuer.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended by adding the information set forth in Items 3, 5 and 6 of this Amendment No. 9 to Schedule 13D by incorporation by reference in its entirety into this Item 4.

Item 5. Interests in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) Following the acquisition reported in Item 3, Cheniere Energy is the record and beneficial owner of 206,924,283 Common Shares, which in the aggregate represents approximately 89.3% of the outstanding Common Shares. Cheniere Energy also possesses the sole director voting share of the Issuer, and will therefore be able to amend the Issuer’s limited liability company agreement and elect and remove the members of its board of directors.

The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, it is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

Except as indicated in this Item 5 or as set forth in Exhibit 99.1, neither the Reporting Person nor, to the best of its knowledge, any of the persons named in Exhibit 99.1 to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Shares.

(b) Following the acquisition reported in Item 3, Cheniere Energy has the sole power to vote or dispose of, or direct the voting or disposition of, 206,924,283 Common Shares, representing approximately 89.3% of the Common Shares outstanding. As noted above, Cheniere Energy also owns the sole director voting share of the Issuer.

SCHEDULE 13D

CUSIP No. I6411W108	Page 4 of 5

(c) Except as otherwise described herein, the Reporting Person has not entered into any transactions in the Issuer’s securities effected since Amendment No. 8 to Schedule 13D.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Shares being reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraph:

On May 2, 2018, the Reporting Person entered into the Adage Capital SPA with Adage Capital pursuant to which the Reporting Person agreed to purchase, and Adage Capital agreed to sell, 3,436,428 Common Shares of the Issuer in exchange for unregistered shares of Cheniere Stock, at an exchange ratio of 0.4780 shares of Cheniere Stock for each Common Share of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.11	Share Purchase and Exchange Agreement between Reporting Person and Adage Capital Partners LP, dated May 2, 2018.

SCHEDULE 13D

CUSIP No. I6411W108	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

May 2, 2018

CHENIERE ENERGY, INC.

By:	/s/ Michael J. Wortley
Michael J. Wortley
Title:	Executive Vice President and Chief Financial Officer